Exhibit 21.1

Subsidiaries of HUHUTECH International Group Inc.

The following is a list of subsidiaries of the Registrant.

Business Entity Name	Place of Formation

HUHUTECH (HK) Limited.	Hong Kong

HUHU Technology Co., Ltd.	Japan

Wuxi Xinwu District Jianmeng Electromechanical Technology Co., Ltd.	People’s Republic of China

Jiangsu HUHU Electromechanical Technology Co., Ltd.	People’s Republic of China